UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Dow, Stephen M.
   c/o Sevin Rosen Fund IV L.P.
   Two Galleria Tower
   13455 Noel Road, Suite 1670
   Dallas, TX  75240
2. Issuer Name and Ticker or Trading Symbol
   ArQule, Inc.
   ('ARQL")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, par value $.0|09/26/|J(1)| |592,208           |D  |           |1,168,614          |I     |By Sevin Rosen Fund IV L.P.|
1 per share                |97    |    | |                  |   |           |                   |      | (2)                       |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|09/26/|J(3)| |23,044            |A  |           |38,449             |I     |By The Dow Family Trust (4)|
1 per share                |97    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|09/26/|    | |                  |   |           |24,421             |I     |By Legomer Investors, Inc. |
1 per share                |97    |    | |                  |   |           |                   |      |(5)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (Right to|$11.00  |     |    | |           |   |(6)  |08/14|Common Stock|7,500  |       |7,500       |D  |            |
 Buy)                 |        |     |    | |           |   |     |/06  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option (Right to|$17.625 |     |A   |V|3,500      |A  |immed|05/14|Common Stock|3,500  |       |3,500       |D  |            |
 Buy)                 |        |     |    | |           |   |.    |/07  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)  Distribution by Sevin Rosen Fund IV L.P. to its
partners.
(2) The Reporting Person is a general partner of SRB Associates IV L.P., the general partner of Sevin Rosen Fund
IV L.P. The Reporting Person disclaims beneficial ownership, within the meaning of Rule 13d-3 under the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), of the shares of stock held by such entities except to the extent of his proportionate partnership interest
therein.
(3) Aquired by Reporting Person pursuant to a distribution by SRB Associates IV L.P.
(4) The Reporting Person and his spouse are the trustees of The Dow Family Trust and the beneficiaries of such trust are the Reporting Person and members of his immediate
family.
(5) Sevin Rosen Fund IV L.P. is a majority stockholder in Legomer Investors, Inc. The Reporting Person is the
President and a director of Legomer Investors, Inc. The Reporting Person disclaims beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the shares of stock owned by Legomer Investors, Inc., except to the extent of his pecuniary interest
therein.
(6) This option is currently vested and exercisable with respect to 2,500 shares of stock covered thereby and will become exercisable at the rate of 2,500 shares on the date of each of the 1998 and 1999 annual meetings of stockholders of the
Issuer.
SIGNATURE OF REPORTING PERSON
/s/ John V. Jaggers, as Attorney-in-Fact
DATE
October 10, 1997